[The Management Network Group, Inc. Letterhead]

CONFIDENTIAL TREATMENT REQUESTED

BY THE MANAGEMENT NETWORK GROUP, INC.

[***] DENOTES INFORMATION REDACTED PURSUANT TO 17 C.F.R. § 200.83

VIA EDGAR

October 30, 2007

Mr. Kevin Woody

Accounting Branch Chief

Room 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Management Network Group, Inc.
Form 10-K for the fiscal year ended December 30, 2006
File No. 000-27617

Dear Mr. Woody:

The Management Network Group, Inc. (“TMNG” or the “Company”) is pleased to provide the following response to your comment letter dated October 16, 2007 to Donald E. Klumb, Vice President and Chief Financial Officer of TMNG, with respect to the above-referenced report.

For your convenience, each response to your comments is preceded by the comment to which it relates.

Form 10-K for the year ended December 30, 2006

Item 8. Financial Statements and Supplementary Data

20. Subsequent Event, page 75

1.

We have considered your response to our prior comment. In your response dated August 28, 2007 you included an amount for contingent consideration which you determined had a greater than remote likelihood of payment. Based on this amount and the revised calculation included in your response, it appears that your acquisition of Cartesian meets the investment test. Please tell us what facts and circumstances that have changed between response letters which caused management to changed their assessment regarding the likelihood of paying this contingent consideration; otherwise please provide audited financial statements of Cartesian as required by Rule 3-05 of Regulation S-X or explain to us why no financial statements are required.

RESPONSE:

In responding to the staff’s September 4, 2007 request that we explain in detail how the contingent consideration was calculated and how we determined the amount that was unlikely to be paid, we attempted to provide an analysis that quantified the amount of contingent consideration which would be required to meet the significance test. We believed this format would highlight the improvement in operating results of the acquired entity that would be required to earn a sufficient amount of contingent consideration for the acquisition to be considered significant. In doing so, we neglected to provide the Investment Test calculation from the August 28, 2007 letter corrected to include the $0.5 million in transaction costs and the corrected exchange rate1.

We now realize a less confusing presentation would have included the updated significance test in the same format that was provided in our original response dated August 28, 2007 so that you could easily identify the impact of including the $0.5 million in transaction costs and the correction of the exchange rate.

The Investment Test calculation below has been presented in a format consistent with that provided in our August 28, 2007 response and includes the corrections for transaction costs and exchange rate:

_________________________

1 As noted in the September 21, 2007 letter, in an attempt to reconcile the Investment Test calculation in the August 28, 2007 letter to the disclosures made in our first quarter Form 10-Q, we had inadvertently used the exchange rate from the end of our first quarter rather than January 2, 2007 (acquisition date) in converting British pounds to U.S. dollars.

Investment Test
	£		$
Non-Contingent Investment in Cartesian
Consideration paid to sellers		3,291,000		6,447,398
Transaction costs		270,794		530,513
		3,561,794		6,977,911

Contingent Investment in Cartesian
Working Capital Holdback and Stock Option payments		[***]		[***]
Earn-out based on first eight month revenues and EBITDA		[***]		[***]
Earn-out equal to 35% of EBITDA (greater than remote)		[***]		[***]
		[***]		[***]

Expected Amount of Purchase Price with
greater than remote likelihood of payout		[***]		[***]

TMNG Total Assets
Total Assets at December 31, 2005				73,549,000

Expected Purchase Price as Percentage of TMNG Total Assets				[***]

Reconciliation of Total Contingent Consideration
Greater than Remote Likelihood of Payout		[***]		[***]
Remote Likelihood of Payout		[***]		[***]
Total Possible Contingent Consideration		4,664,000		9,137,242

As reflected above, we have been consistent in including contingent consideration of [***] as having a greater than remote likelihood of payment in our Investment Test significance calculation. As we indicated in our September 21, 2007 response, over the four year period prior to the acquisition Cartesian experienced modest revenue growth and relatively consistent EBITDA margins:

USD in Thousands
	FY 2003	FY 2004	FY 2005	FY 2006
Revenue	[***]	[***]	[***]	[***]
EBITDA	[***]	[***]	[***]	[***]
EBITDA as % of Revenue	[***]	[***]	[***]	[***]

Cartesian would need to achieve cumulative EBITDA of [***] over a four year period to earn the amount of contingent consideration we have included in our significance test above. Using the four year period prior to the acquisition as a point of reference, this would represent an increase of [***], or [***], when compared with the cumulative EBITDA for the previous four year period. We believe we have been very conservative with our inclusion of [***] of contingent consideration in our Investment Test. As shown above, on this conservative basis our expected investment in Cartesian is less than 20% of TMNG’s total assets, and therefore we believe the Cartesian subsidiary is not significant.

We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 913.345.9315.

Very truly yours,

/s/ Donald E. Klumb
Donald E. Klumb
Vice President and Chief Financial Officer

cc:	Thurston Cromwell, Esq.